FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Touchstone Securities, Inc.
Year ended December 31, 2025
With Report of Independent Registered Public Accounting Firm

**(Confidential Pursuant to Rule 17a-5(e)(3))**

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-14052 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Touchstone Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

303 Broadway, Suite 1100
(No. and Street)

| Cincinnati | Ohio | 45202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Josh Masters | (513)361-7881 | josh.masters@wslife.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

| 221 E 4th Street, Suite 2900 | Cincinnati | Ohio | 45202 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 00042 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Josh Masters, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Touchstone Securities, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: AVP Financial Reporting & Accounting Systems

[signature]
Notary Public

NOTARY PUBLIC STATE OF OHIO

KATHRYN F PARTIN
Notary Public
State of Ohio
My Comm. Expires
June 7, 2029

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Touchstone Securities, Inc.

Financial Statements and Supplementary Information

Year ended December 31, 2025

**Contents**



Ernst & Young LLP
221 E. 4th Street
Suite 2900
Cincinnati, OH 45202

Tel: +1 513 612 1400
ey.com

**Report of Independent Registered Public Accounting Firm**

To the Stockholder and the Board of Directors of Touchstone Securities, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Touchstone Securities, Inc. (the Company) as of December 31, 2025, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether

such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Ernst & Young LLP*

We have served as the Company's auditor since 1999.

March 26, 2026

## Touchstone Securities, Inc.

## Statement of Financial Condition

December 31, 2025

### Assets
| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 28,059,664 |
| Unaffiliated accounts receivable | | 64,718 |
| Receivable from affiliates | | 1,925,419 |
| Income tax receivable from affiliate | | 4,747,691 |
| Deferred income tax asset from affiliate | | 18,468 |
| Deferred commission costs | | 386,588 |
| Prepaid and other assets | | 622,667 |
| Total assets | $ | 35,825,215 |

### Liabilities and stockholder's equity

Liabilities:
| | | |
|---|---|---:|
| Payable to affiliates | $ | 2,465,341 |
| Accrued commissions | | 2,371,344 |
| Accrued sales distribution | | 7,272,300 |
| Accrued other expenses | | 1,080,545 |
| Total liabilities | | 13,189,530 |

Stockholder's equity:
| | |
|---|---:|
| Common stock, $100 par value, 1,000 shares authorized, issued and outstanding | 100,000 |
| Additional paid-in capital | 455,691,103 |
| Accumulated deficit | (433,155,418) |
| Total stockholder's equity | 22,635,685 |
| Total liabilities and stockholder's equity | $ 35,825,215 |

*See accompanying notes.*

Touchstone Securities, Inc.

Statement of Operations

Year ended December 31, 2025

| Revenue: | | |
|---|---|---|
| Commissions | $ | 3,823,770 |
| Sales distribution | | 21,101,228 |
| Underwriting | | 193,113 |
| Administrative revenue | | 344,705 |
| Dividend income | | 805,549 |
| Contingent deferred sales charge | | 48,153 |
| Support services | | 826,617 |
| Other income | | 23,885 |
| Total revenue | | 27,167,020 |
| | | |
| Expenses: | | |
| Commissions | $ | 4,902,343 |
| Sales and distribution | | 33,782,345 |
| Marketing, printing and promotion | | 4,322,807 |
| Employee compensation and benefits | | 26,010,188 |
| Shared services | | 6,946,922 |
| General and administrative | | 6,952,972 |
| Total expenses | | 82,917,577 |
| | | |
| Loss before income tax expense (benefit) | | (55,750,557) |
| | | |
| Income tax expense (benefit): | | |
| Current income tax expense (benefit) | | (13,633,997) |
| Deferred income tax expense (benefit) | | 1,032 |
| Total income tax expense (benefit) | | (13,632,965) |
| Net loss | $ | (42,117,592) |

*See accompanying notes.*

Touchstone Securities, Inc.

Statement of Changes in Stockholder's Equity

December 31, 2025

| | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance, January 1, 2025 | $ 100,000 | $ 411,691,103 | $(391,037,826) | $ 20,753,277 |
| Capital contribution from parent | – | 44,000,000 | – | 44,000,000 |
| Net loss | – | – | (42,117,592) | (42,117,592) |
| Balance, December 31, 2025 | $ 100,000 | $ 455,691,103 | $(433,155,418) | $ 22,635,685 |

*See accompanying notes.*

Touchstone Securities, Inc.

Statement of Cash Flows

---

Year ended December 31, 2025

**Operating activities**

| | |
|---|---:|
| Net loss | $ (42,117,592) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
|   Deferred income tax expense (benefit) | 1,032 |
|   Amortization of deferred commission costs | 1,083,708 |
|   Changes in operating assets and liabilities: | |
|     Unaffiliated accounts receivable | 3,346 |
|     Receivable from affiliates | 26,718 |
|     Income tax receivable from affiliate | 366,491 |
|     Additions to deferred commission costs | (921,955) |
|     Prepaid and other assets | (19,712) |
|     Payable to affiliates | 138,869 |
|     Accrued commissions | 218,519 |
|     Accrued sales distribution | 14,876 |
|     Accrued other expenses | (706,696) |
| Net cash used in operating activities | (41,912,396) |

**Financing activities**

| | |
|---|---:|
| Capital contribution from parent | 44,000,000 |
| Net cash provided by financing activities | 44,000,000 |
| | |
| Net increase (decrease) in cash and cash equivalents | 2,087,604 |
| Cash and cash equivalents at beginning of year | 25,972,060 |
| Cash and cash equivalents at end of year | $ 28,059,664 |

*See accompanying notes.*

## 1. Organization and Nature of Business

Touchstone Securities, Inc. (the Company) is a wholly-owned subsidiary of IFS Financial Services, Inc., which is a wholly-owned subsidiary of Western-Southern Life Assurance Company (WSLAC), which is a wholly-owned subsidiary of The Western and Southern Life Insurance Company (WSLIC). The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company distributes the Touchstone Family of Mutual Funds (the Touchstone Funds), a related party, variable annuities of its affiliates through affiliated sales representatives, and serves as placement agent for affiliated private equity fund limited partnership interests. The Company generates substantially all of its revenue from transactions with affiliates. The Company operates in a single line of business as a securities broker-dealer; please refer to Footnote 2 *Single Reportable Segment* for additional information.

## 2. Significant Accounting Policies and Other

### Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less at the date of purchase, including investments in money market funds, which are valued at net asset value. Investments in money market funds are considered level 1 investments in the fair value hierarchy under Accounting Standards Codification (ASC) 820, *Fair Value Measurement*. Level 1 securities are valued using unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. As of December 31, 2025, the Company held an investment of $27,739,964 in the money market fund, which serves as a sweep account for the cash accounts that comprise the remaining balance in cash and cash equivalents. This amount is included in *Cash and cash equivalents* on the Statement of Financial Condition.

### Deferred Commission Costs

The Company pays commissions to brokers who sell $1 million or more of class A shares and on all sales of class C shares of the Touchstone Funds. If the shares are redeemed within a year of their purchase, a contingent deferred sales charge (CDSC) of up to 1.00% will be charged to the shareholder on the redemption, therefore, the commission costs incurred by the Company are capitalized and amortized over the 12 month CDSC period. As of December 31, 2025, the Company had deferred commission costs of $386,588. For the year ended December 31, 2025, amortization of deferred commission costs for class A and class C shares were $444,388 and $639,320, respectively, and are included in *Commissions*, in expenses, on the Statement of Operations. Additionally, for the year ended December 31, 2025, the Company received $48,153 of contingent deferred sales charges for shares redeemed prior to holding for one year. This amount represents the *Contingent deferred sales charge* on the Statement of Operations.

**Revenue Recognition**

The Company buys and sells securities on behalf of customers.  Each time a customer enters into a buy or a sell transaction, the Company charges a commission.  Commission revenue is calculated as a percentage of the sale.  The performance obligation is satisfied on the trade date for mutual funds and upon the execution of the contracts for annuity transactions because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from customer.  In addition, beginning as early as the second contract year, the Company earns a trail commission calculated as a percentage of account value.  The Company considers its performance obligation for variable amounts is recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved, as the uncertainty is dependent on the annuitant account value at future points in time as well as the length of time the policy holder remains a contract holder, both of which are highly susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the market value of the annuity and the investor activities are known, which are usually monthly. Trail commissions recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The Company enters into arrangements with the Touchstone Mutual Funds to distribute shares to investors.  The Company receives fees based on average net assets of class A, C and S Touchstone Funds shares. The Company satisfies its performance obligation under the agreements over time as the Company provides on-going distribution and shareholder servicing efforts. The Company receives fees from the underlying funds for shares sold which are still outstanding. The Company believes that its performance obligation for variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence. Distribution fees represent variable consideration as it is calculated based on assets under management in share classes covered by the underlying funds' plans and is subject to factors outside of the Company's control, including investor behavior and activity and market volatility. Sales distribution revenue is recorded net of fee waivers for the respective share classes. The Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly. Revenue is recognized monthly as these uncertainties are resolved, and due to the delay, the majority of revenue relates to distribution obligations satisfied during prior periods. Payment of distribution fees from the underlying funds are received during the month in arrears.

Underwriting income is accrued monthly based on the Touchstone Family of Funds Broker Dealer agreement between the Company and the Touchstone Funds and is calculated as a percentage of sales for class A load shares.  The performance obligation is satisfied on the trade date for mutual funds because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from customer.

Administrative revenue is charged by the Company for services provided in its role as placement agent for affiliated private equity fund limited partnership interests and is accrued monthly. The performance obligation is satisfied when compliance and supervisory oversight has been incurred.

The Company entered into a support services fee arrangement with BNY Mellon Securities Corporation (BNY) which is included in *Support services* on the Statement of Operations. The Company performs certain support services, such as providing assistance to BNY representatives, transmitting to customers proxy materials and reports and other information received by BNY and other such activities to account holders. In return for these services, BNY pays the Company a fee based on the average daily balance maintained in accounts for the Company's customers. The Company considers its performance obligation for variable amounts to be recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which is monthly. Support services fee recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

**Income Taxes**

The Company is included in the consolidated federal income tax return with its ultimate parent, Western & Southern Mutual Holding Company. ASC 740, *Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income taxes under the separate return method as permitted under ASC 740. The benefit from losses of the Company is available to offset income of others within the consolidated group or the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement.

The gross amount of deferred tax assets recorded at December 31, 2025 is $18,468. The Company had no gross deferred income tax liabilities at December 31, 2025. The deferred tax assets are primarily attributable to certain accruals not currently deductible.

A reconciliation of the U.S. statutory corporate tax rate to the Company's effective tax rate is as follows:

| | Amount | % |
|---|---|---|
| U.S. Federal statutory tax rate | $ (11,707,617) | 21.0 % |
| State and local income taxes, net of Federal income tax effect [1] | (2,111,236) | 3.8 % |
| Nontaxable or nondeductible items | 185,888 | (0.3)% |
| Total | $ (13,632,965) | 24.5 % |

[1] State and local taxes in California, Cincinnati, Ohio, New York, and Minnesota made up the majority (greater than 50%) of the tax effect in this category.

Income tax benefit consisted of:

| Current: | Amount |
|---|---|
| Federal | $ (10,961,547) |
| State | (2,672,450) |
| Total current | (13,633,997) |
| Total deferred | 1,032 |
| Income tax benefit | $ (13,632,965) |

There was no valuation allowance as of December 31, 2025 and no changes from prior year. The Company received $14,000,487 from WSLIC and WSLAC for income tax reimbursements in the current year. The schedule below lists the tax currently receivable from affiliates as of December 31, 2025 and this amount represents the *Income tax receivable from affiliate* on the Statement of Financial Condition.

The components of income tax receivable from affiliates are as follows:

| | Amount |
|---|---|
| Current federal income tax receivable | $ 2,075,241 |
| State income tax receivable | 2,672,450 |
| Income tax receivable from affiliate | $ 4,747,691 |

The Company recognizes the tax benefits of uncertain tax positions only when the position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company recognizes interest and penalties, if any, related to uncertain tax positions within federal income tax expense on the Statement of Operations. The Company has reviewed its tax positions taken on federal income tax returns for all open tax years (tax years ended December 31, 2014 through 2017 and tax years ended December 31, 2022 through 2025) and has determined that no provisions for uncertain tax positions is required in the financial statements.

The One Big Beautiful Bill Act (OBBBA) was signed into law on July 4, 2025, which includes changes to the Internal Revenue Code. The OBBBA did not have a significant impact on the Company's financial statements.

**Use of Estimates**

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Including management's assessment of an allowance for current expected credit loss and determination that there was no significant impact. Actual results could differ from those estimates.

## Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency, underwriting, placement agent and support services transactions for affiliated products. The Company has identified its President as the chief operating decision maker (CODM), who uses net revenue and expense to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measures of revenue, significant expense detail, and net income (loss) are reported on the statement of operations.

## 3. Related-Party Transactions

The Company serves as a distributor for annuity contracts and variable life products sold by its affiliates WSLAC, Columbus Life Insurance Company (CLIC), Integrity Life Insurance Company, and National Integrity Life Insurance Company (the Integrity Companies). For the year ended December 31, 2025, the Company recorded commission income of $47,370, $37,667 and $3,720,845 from WSLAC's, CLIC's and the Integrity Companies' annuity sales, respectively. These amounts are included in *Commissions*, in revenue, on the Statement of Operations.

The Company receives sales distribution revenue (12b-1 fees) from the Touchstone Funds as compensation for sales distribution efforts of the Company. Such fees amounted to $21,101,228 for the year ended December 31, 2025 and this amount represents the *Sales distribution* on the Statement of Operations.

The Company paid an affiliate, W&S Brokerage Services, Inc. (WSBS) a fee of $22,240 for the year ended December 31, 2025 for providing administrative support services in connection with certain variable annuity and mutual fund sales. This amount is included in *Commissions*, in expenses, on the Statement of Operations.

The Company paid WSBS sales distribution fees of $396,159 for the year ended December 31, 2025 pursuant to its distribution agreement. This amount is included in *Sales and distribution* on the Statement of Operations.

The Company paid WSBS $14,575 of commissions on sales of annuity contracts for the year ended December 31, 2025 pursuant to its selling agreement. This amount is included in *Commissions*, in expenses, on the Statement of Operations.

The Company serves as placement agent to offer for sale certain membership or limited partnership interests sold by its affiliate, Fort Washington Investment Advisors, Inc. For the year ended December 31, 2025, the Company recorded commission income of $17,888 and administrative revenue of $344,705 for performing its obligations under the agreement. These amounts are included in *Commissions* and represents the amount in *Administrative revenue* on the Statement of Operations, respectively.

The Company reimbursed WSLIC $26,010,188 for employee compensation and benefits expense and $236,653 for the use of facilities provided by affiliates for the year ended December 31, 2025. These amounts represent the *Employee compensation and benefits* and are included in *General and administrative* on the Statement of Operations, respectively.

The Company shares common facilities, equipment, personnel and administrative services with affiliated entities. The Company reimburses such entities for the use of facilities, equipment, personnel and services based generally on office space utilized, direct payroll costs incurred and out-of-pocket expenses. The Company incurred $6,946,922 of shared services expenses for the year ended December 31, 2025. This amount represents the *Shared services* on the Statement of Operations.

WSLAC has committed to fund operations of the Company to the extent necessary for the Company to continue as a going concern.

**4. Benefit Plans**

The eligible full-time employees of the Company are covered under the Western-Southern Affiliated Company Employee Retirement 401(k) Savings Plan (the Savings Plan), which is a contributory plan. Employees of the Company can contribute an amount not less than 1% of their periodic compensation up to the maximum annual contribution allowed by current law.

Employee contributions become eligible for Company match beginning the first month following the first 12-month period during which the employee worked a minimum of 1,000 hours. In years where WSLIC exceeds its business expectations, the Company's matching contribution could increase to as much as half of eligible contributions up to 6%. The Company matched one half of eligible contributions up to a match of 6% in 2025. Contributions by the Company amounted to $191,271 for the year ended December 31, 2025 and are included in *Employee compensation and benefits* on the Statement of Operations. The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2010, eligible employees of the Company are covered under the Western & Southern Pension Plan (the Pension Plan), which is a defined benefit plan that provides a lifetime annuity upon retirement that is based on a percentage of the final average pay and years of service under the Pension Plan. Contributions by the Company to the Pension Plan amounted to $382,383 for the year ended December 31, 2025 and are included in *Employee compensation and benefits* on the Statement of Operations.

Certain employees of the Company are covered under the Western & Southern Affiliated Companies Supplemental Executive Retirement Plan (SERP), which is established for the purpose of providing deferred compensation to selected employees considered highly compensated under ERISA. The SERP is intended to qualify as an unfunded plan and to comply with section 409A of the Internal Revenue Code. During 2025, the Company did not contribute to the SERP.

## 5. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

The Company is a party to various legal actions arising in the ordinary course of its operations. The Company's potential losses in connection with such claims cannot be reasonably estimated, as there is significant uncertainty regarding the outcome of the related legal proceedings. The Company believes that the ultimate resolution of these matters will not significantly impact its financial position, results of operations or cash flows.

## 6. Going Concern

Management has evaluated the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. Management has considered conditions, specifically historical operating losses, that could raise substantial doubt about the Company's ability to continue as a going concern. Management has implemented a plan that includes a funding commitment through capital contributions from affiliate WSLAC, which mitigates the conditions that raise substantial doubt. As such, management has concluded that the Company has the ability to continue as a going concern for at least one year following the date that these financial statements are issued.

## 7. Subsequent Events

Management has evaluated the impact of all subsequent events on the Company through the date the financial statements were available to be issued.

Subsequent to the balance sheet date, on January 1, 2026, the Company converted from a corporation to a limited liability company and is now operating as Touchstone Securities, LLC. In connection with this conversion, Touchstone Advisors, Inc. became the direct parent of the Company. The conversion is not expected to have a significant impact on the Company's financial position or results of operations.

## 8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule), which requires that the Company maintain a minimum net capital level of the greater of $5,000 or 6 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as those terms are defined by the Rule. At December 31, 2025, the Company's net capital, as defined, was $14,315,335, which was $13,427,277 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0.9 to 1.0.

Supplementary Information

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2025

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Stockholder’s equity | $ | 22,635,685 |
| Less non-allowable assets: | | |
| Receivables from affiliates and other deferred assets | | 7,142,884 |
| Prepaid assets | | 622,667 |
| Haircuts on securities held | | 554,799 |
| Net capital | $ | 14,315,335 |
| **Computation of aggregate indebtedness** | | |
| Total aggregate indebtedness liabilities from statement of financial condition | $ | 13,189,530 |
| Add control disbursement credit balance | | 131,328 |
| Total aggregate indebtedness | $ | 13,320,858 |
| **Computation of basic net capital requirement** | | |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | $ | 888,058 |
| Minimum net capital required of reporting broker | | 5,000 |
| Net capital requirement (greater of two above) | | 888,058 |
| Excess net capital (net capital less net capital requirement) | | 13,427,277 |
| Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required of reporting broker | | 12,983,249 |
| **Computation of aggregate indebtedness to net capital** | | |
| Percentage of aggregate indebtedness to net capital | | 93% |

There were no significant differences between the audited computation of aggregate indebtedness and net capital pursuant to rule 15c3-1 included in this report and the corresponding schedule included in the Company's unaudited December 31, 2025 Part IIA FOCUS filing, amended on February 24, 2026.

Schedule II – Computation for Determination of the Reserve Requirements Under Exhibit A of SEC Rule
15c3-3
December 31, 2025

The Company's business is limited to (1) engaging in wholesale distribution of mutual funds and variable insurance products (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent.  Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.  Therefore, the following reports are not presented:

A) Computation or Determination of Reserve Requirement under Rule 15c3-3

The Company's business is limited to (1) engaging in wholesale distribution of mutual funds and variable insurance products (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent.  Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.  Therefore, the following reports are not presented:

A) Information relating to the Possession or Control Requirements under Rule 15c3-3